Exhibit 99.12

PACIFIC THERAPEUTICS LTD.

MANAGMENTS’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Nine-Months Ended September 30, 2015

Overview

This MD&A has been prepared as of November 27, 2015 and the following information should be read in conjunction with the Pacific Therapeutics Ltd (the “Issuer”, the Company”) un-audited financial statements for the quarter ended September 30, 2015 and the Audited financial statements dated December 31, 2014 together with the notes thereto. The Issuer’s financial statements for the period have been prepared in accordance with International Financial Reporting Standards (IFRS).

This discussion contains forward-looking statements that involve certain risks and uncertainties. Statements regarding future events, expectations and beliefs of management and other statements that do not express historical facts are forward-looking statements. In this discussion, the words “believe”, “may”, “will”, “estimate”, “continue”, “anticipate”, “intend”, “expect”, “plan”, “predict”, “potential” and similar expressions, as they relate to the Issuer, its business and management, are intended to identify forward looking statements. The Issuer has based these forward-looking statements largely on its current expectations and projections about future events and financial trends affecting the financial condition of the business. Forward-looking statements should not be read as a guarantee of future performance or results, and will not necessarily be accurate indications of the times at, or by, which such performance or results will be achieved. Forward looking statements are based on information available at the time those statements are made and/or management’s good faith belief as of that time with respect to future events, and are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in or suggested by the forward-looking statements.

Except as may be required by applicable law or stock exchange regulation, the Issuer undertakes no obligation to update publicly or release any revisions to these forward looking statements to reflect events or circumstances after the date of this document or to reflect the occurrence of unanticipated events. Accordingly, readers should not place undue reliance on forward-looking statements. If the Issuer updates one or more forward-looking statements, no inference should be drawn that additional updates will be made with respect to those or other forward-looking statements. Additional information relating to the Issuer, is available by accessing the SEDAR website at www.sedar.com.

Business Overview and Strategy

During the quarter the Issuer divested its major assets, a potential therapy for idiopathic pulmonary fibrosis and a reformulation of sildenafil citrate to treat erectile dysfunction. As a result of the divestiture the Issuer now has a right to 15,000,000 shares of Forge Therapeutics Inc. as it primary asset.

Overall Performance

The Issuer’s the company is looking in to alternative solutions to maintain shareholder value.

Corporate Highlights

During the first nine months of 2015 the Issuer accomplished the following:

  On January 6, 2015 the Company announced that it has secured DTC eligibility by The Depository Trust Company (DTC) for its shares traded in the United States under the symbol PCFTF.

  On February 24, 2015 the Company issue a total of 150,000 options to purchase common shares to a director and a consultant under the 2014 stock option plan as approved at the Company’s previous annual general meeting.

  Also on February 24, 2015 the Company issued 250,000, 3 year options with an exercise price of $0.25 to under an agreement with Small Cap Invest Ltd. and the remaining 150,000, 5 year options with an exercise price of $0.10 to a director of the Company.

  On February 24, 2015 the Company announced it had entered into an agreement with Small Cap Invest Ltd. (Small-Cap), a Frankfurt-based financial service company. Serving as a contractor, Small-Cap will develop investor and public relations across Europe, and use an impressive breadth of experience to ultimately facilitate the commercialization of the Company’s therapies in European markets.

  On March 17, 2015, the Company issued 2,000,000 shares and warrants for gross proceeds of $100,000 ($41,000 in cash proceeds and $59,000 to retire accounts payable). One warrant may be exercised to purchase a common share for $0.15 for up to one year. Officers of the company have participated in the private placement. Directors and officers of the company participated in the financing, converting, $52,750 of accounts payable in to units.

  On April 1, 2015 the Company announced that it had received regulatory approval to re-price Warrants outstanding as at March 30, 2015 (the “Warrants”) to an exercise price of $0.03 for a period of 30 days. After the 30 days have lapsed any warrants that have not been exercised will revert back to the original terms of the warrant.

  On April 10, 2015 the Company announced that the United States Patent Office (PO) has issued a Notice Of Allowability for the Company’s patent application, Compositions and Methods for Treating fibroproliferative Disorders.

  On April 28, 2015 the Company announced it had received regulatory approval to extend the time frame to exercise the previously announced, on April 1, 2015. The re-pricing of warrants outstanding as at March 30, 2015 to an exercise price of three cents, has now been extended to May 15, 2015. All other terms and conditions remain the same as announced on April 1, 2015.

  On May 12, 2015 the Issuer signed a binding letter of intent (LOI) with Pilotage South Corp. of Wyoming (Pilotage) to sell the Company’s technology assets for the development of therapies for fibrosis (PTL-202) and erectile dysfunction (ED) (PTL-2015). In return for the assets Pilotage or its assignee will issue to the Company a note for 15,000,000 common shares of Pilotage or its assignee. In addition on the sale of the Company’s therapeutic assets to a third party, the Company will receive 6% of the value of that transaction. Between the closing of the asset sale to Pilotage and the issuance of the 15,000,000 common shares, Pilotage will pay to the Company an annual maintenance fee of $50,000. Pilotage or assignee will also assume up to $500,000 of debt owed to officers and directors of the company clearing these liabilities from the Company’s balance sheet.

  The note has a 5 year term. If the shares are not issued to the Company within 3 years then the Company may trigger the exchange of the shares for the note. If at the end of the term the shares have not been issued then Pilotage must return the assets to the Company.

  In the event that the Company’s shareholders do not approve this transaction at a special general meeting then Pilotage will be eligible for a break fee of $100,000 payable in cash or shares of the Company.

  On June 1, 2015 the Company announced that the United States Patent Office (USPO) has issued United States Patent No. 9029385 for the Company’s patent application, Compositions and Methods for Treating Fibroproliferative Disorders

  Between July 24, 2015 and September 24, 2015 the Company entered a definitive agreement with Forge Therapeutics Inc. ("Forge") - a private US company - to sell the Company’s technology assets in the area of the development of therapies for fibrosis and erectile dysfunction.

  Proceeds from the sale were a commitment by Forge to issue 15,000,000 common shares to the Company. A condition of the sale was the extinguishment of $500,000 of debt owed to officers and directors of the Company.

  Subject to the terms of the Agreement, if the 15,000,000 shares are not issued to the Company within 3 years, then the Company may trigger the issuance of the shares, and if at the end of 5 years the shares have not been issued then Forge must return the assets to the Company.

  In the event of a sale by Forge to a third party of the assets purchased under the Agreement, the Company will receive 6% of the value of that transaction, subject to certain conditions.

  Forge will pay to the Company an annual maintenance fee of $50,000.

  The Company has determined that the fair value of the right to receive the shares from Forge is not determinable and accordingly has recorded a nominal value of $1.

Selected Financial Information

The financial information reported here has been prepared in accordance with IFRS. The Issuer uses the Canadian dollar (CDN) as its reporting currency. Selected un-audited financial data for interim operations of the Issuer for the three and nine months ended September 30, 2015 and September 30, 2014 is presented below:

Selected Statement of Operations Data

Period ended	Three Months Ended September 30, 2015	Three Months Ended September 30, 2014	Nine Months Ended September 30, 2015	Nine Months Ended September 30, 2014
Total revenues	$Nil	$Nil	$Nil	$Nil
Net Income / (Loss)	$427,540	$(135,545)	$213,329	$(459,362)
Basic Income/(loss) per share	$0.010	$(0.004)	$0.005	$(0.01)
Diluted Income/(loss) per share	$0.007	$(0.004)	$0.004	$(0.01)
Weighted average shares	40,400,183	37,456,825	40,400,183	37,456,825

The net income from operations of $213,329 for the nine months ended September 30, 2015 increased when compared to the loss and comprehensive loss from operations of $459,362 for the nine months ended September 30, 2014, a positive variance of $672,691. The gain is primarily due to the forgiveness of debt of $500,000 and a decrease in most expense categories in the nine month period ended September 30, 2015 as compared to the nine month period ended September 30, 2013.

The net loss and comprehensive loss from operations of $459,362 for the nine months ended September 30, 2014 increased when compared to the loss and comprehensive loss from operations of $432,079 for the nine months ended September 30, 2013. The increased loss is primarily due to an increase in advertising and promotion, insurance, share based payments and transfer agent fees in the nine month period ended September 30, 2014 as compared to the nine month period ended September 30, 2013. These increased expenses were offset by a decrease in bank charges and interest and investor relations expenses in the nine months ended September 30, 2014.

Selected Balance Sheet Data

Period ended	September 30, 2015	September 30, 2014	September 30, 2013
Cash and cash equivalents	$(120)	$8,370	$7,523
Total Current Assets	$21,291	$20,280	$80,959
Shares receivable	$1	$Nil	$Nil
Property and equipment (net of depreciation)	$Nil	$1,531	$2,910
Patents & Licenses (net of amortization)	$Nil	$65,958	$53,031
Total Assets	$21,292	$87,769	$136,900
Current liabilities	$598,126	$883,467	$751,136
Non-Current liabilities	$Nil	$Nil	$Nil
Total liabilities	$598,126	$883,467	$751,136
Working Capital	$(576,834)	$(863,187)	$(670,177)

Cash and equivalents decreased in the first nine months by $1,633 from $1,513 on December 31, 2014 to an overdraft of $120 at September 30, 2015.

Comparison of the Quarters ending September 30, 2015, September 30, 2014 and September 30, 2013

Revenues

As the focus of management during the first nine months of 2015 was on preparing for further clinical trials of PTL-202 and PTL-2015 no revenues were realized.

The Issuer has no drug therapies approved or for sale and has not generated any revenue from the sale of drug therapies. The Issuer has not recognized any revenue since inception through September 30, 2015. The only revenue the Issuer expects to receive are maintenance fees from Forge Therapeutics Inc. as stated in the asset Purchase agreement with Forge.

Expenses

The net income (loss) from operations for the nine months ended September 30, 2015 was net income $213,329 (September 30, 2014 – net loss $459,361) a favourable variance of $672,691. The gain is primarily due to the forgiveness of debt of $500,000 and a general decrease in activity as the Company focused on completing the transaction with Forge as noted in overall performance above.

Operating costs for the nine months ended September 30, 2015 were $459,362 (September 30, 2014 -$432,079) a favourable variance of $218,716. The reduction in costs are primarily due to a general decrease in activity as the Company focused on completing the transaction with Forge as noted in overall performance above. The most significant of the variances were an decreases in share based payments 85,810 as no share based payments have been made in 2015; Professional fees lower by $35,816 due to consolidation of the CEO and CFO position and a reduction in activity; and in Advertising and promotion lower by $31,608 due to reduction in activity.

Research & Development Expense

Research and development expense consists primarily of salaries for management of research contracts and research contracts for pre-clinical studies, clinical studies and assay development as well as the development of clinical trial protocols and application to government agencies to conduct clinical trials, including consulting services fees related to regulatory issues and business development expenses related to the identification and evaluation of new drug candidates. Research and development costs are expensed as they are incurred. Due to lack of funds the Company has been unable to complete any research and development in the past 2 years.

As noted above in overall performance the Company has divested all of its intellectual property assets and the development of these assets has now transferred to Forge so that the Company will not incur additional research and development expenses and will have reduced activity and expects to see lower costs for the foreseeable future.

General and Administrative Expenses

General and administrative costs consist primarily of personnel related costs, non-intellectual property related legal costs, accounting costs and other professional and administrative costs associated with general corporate activities.

Operating costs for the nine months ended September 30, 2015 were $459,362 (September 30, 2014 -$432,079) a favourable variance of $218,716. The reduction in costs are primarily due to a general decrease in activity as the Company focused on completing the transaction with Forge as noted in overall performance above. The most significant of the variances were an decreases in share based payments 85,810 as no share based payments have been made in 2015; Professional fees and wags lower by $49,149 due to consolidation of the CEO and CFO position and a reduction in activity; and in Advertising and promotion lower by $31,608 due to reduction in activity.

During the three months ended September 30, 2015 total general and administrative costs were $46,463 (2014 - $135,543) a decrease of $89,080. The reduction in costs are primarily due to a general decrease in activity as the Company focused on completing the transaction with Forge as noted in overall performance above. The most significant of the variances were an decreases in Professional fees lower by $35,816 due to consolidation of the CEO and CFO position and a reduction in activity; and in Advertising and promotion lower by $38,771 due to reduction in activity.

Intellectual Property and Intangible Assets

All license and option fees paid to licensors for intellectual property licenses are accrued to intangible assets on the Issuer’s financial statements. In addition, any expenses for intellectual property protection including patent lawyers services fees and any filing fees with government agencies or the WIPO are accrued to intangible assets. There was a decrease in intangible assets in the first nine months ended September 30, 2015 of $64,490 as compared to the year ended December 31, 2014, due to the transaction with Forge as noted in overall performance above.

Interest Expense/(Income)

The net interest expense in the nine months ended September 30, 2015 was $756 (September 30, 2014 –$6,559).

Profits

At this time, the Issuer is not anticipating profit from operations. The Issuer will report an annual deficit and quarterly deficit and will rely on its ability to obtain equity/or debt financing and maintenance fees from the Asset Purchase Agreement to fund on-going operations. For information concerning the business of the Issuer, please see “Business Overview and Strategy”.

Stock Based Compensation

For the nine months ended September 30, 2015 stock based compensation was $11,998 (September 30, 2014 – $71,940, September 30, 2013 - $39,833). The Company issued 400,000 options during the nine months ended September 30, 2015: 250,000 3 year options with a strike price of $0.25 and 150,000 5 year options to a director with a strike price of $0.10.

Selected Quarterly Information

	Sept 30 2015 $	June 30, 2015 $	March 31, 2015 $	December 31, 2014 $	September 31, 2014 $	June 30, 2014 $	March 31, 2014 $	December 31, 2013 $
Total Revenues	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Net Gain/(Loss)	427,540	(100,306)	(113,905)	(234,287)	(135,543)	(149,592)	(174,225)	(308,768)
Gain/(loss) Loss per Share basic	0.010	(0.003)	(0.00)	(0.01)	(0.00)	(0.00)	(0.00)	(0.01)
Gain/(Loss) per Share diluted	0.007	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Cash	(120)	631	944	1,513	8,370	1,905	10,220	180,692
Total Assets	21,292	65,953	65,473	67,315	87,769	81,660	122,296	287,043
Non-Current Liabilities	Nil	1,070,327	973,141	Nil	Nil	Nil	Nil	Nil

Liquidity and Capital Resources

At September 30, 2015, the Issuer had cash and cash equivalents of an overdraft of $120 (December 31, 2014 - $1,513) and a working capital deficit of $576,834 (December 31, 2014 – deficit $940,251). Working capital is defined as current assets less current liabilities.

The Issuer’s Cash flows from financing activities during the nine months ended September 30, 2015 consisted of increase in subscriptions received of $14,600 and a decrease in amounts due to related parties of $298,905. The Issuer’s Cash flows from financing activities during the nine months ended September 30, 2014 consisted of increase of a promissory note and interest of $19,100. In the nine months ended September 30, 2013 the Company received $173,063 from issuance of common shares and repaid a demand loan of $ 45,553 with receipts from a promissory note and warrants generating $ 20,780. In the three months ended September 30, 2012 the Company received $118,401from issuance of common shares.

Cash utilized in operating activities during the nine months ended September 30, 2015 was$(221,175) (September 30, 2014 - $424,085, September 30, 2013 - $213,222). This difference between September 30, 2015 and September 30, 2014 was primarily due to the forgiveness of debt of $500,000 and an overall decrease in expenses.

Cash utilized in operating activities during the nine months ended September 30, 2014 was $424,085 (September 30, 2013 - $ 213,222, September 30, 2012 - $ 160,009). This difference between September 30, 2014 and September 30, 2013 was primarily due to a decrease in prepaid expenses of $58,559 and a decrease in license write offs of $42,510 and an increase in share based payments of $62,916.

At September 30, 2015, share capital was $2,800,010 comprising 40,976,825 issued and outstanding Common Shares (December 31, 2014 – $2,760,010 comprising 38,976,825 issued and outstanding Common Shares, December 31, 2013 – $2,669,210 comprising 37,456,825 issued and outstanding Common Shares). No shares were issued in the three months ended September 30, 2014

Warrant and Option Reserves at September 30, 2015 is $279,505 (December 31, 2014 – $289,766) the decrease is the result of the expiration of outstanding warrants and options.

As a result of the net gain for the period ending September 30, 2015 of $213,329 (September 30, 2014 -$(456,361, September 30, 2013 - $(432,079), the deficit at September 30, 2015 decreased to $3,659,949 from $3,955,537 as at December 31, 2014.

In order to finance the Issuer’s future administrative and overhead expenses in the coming years the Issuer may raise money through equity sales. Many factors influence the Issuer’s ability to raise funds, including the Issuer’s track record, and the experience and calibre of its management. Actual funding requirements may vary from those planned due to a number of factors. Management believes it will be able to raise equity capital as required in the long term, but recognizes there will be risks involved that may be beyond their control. Should those risks fully materialize, it may not be able to raise adequate funds to continue its operations.

Off Balance Sheet Arrangements

There are currently no off balance sheet arrangements which could have an effect on current or future results or operations or the financial condition of the Company.

Transactions with Related Parties

  Derick Sinclair the Company’s President, CEO, CFO, Director and a shareholder was paid or accrued consulting and accounting fees of $24,000 during the nine months ended September 30, 2015. During the same period Mr. Sinclair forgave $118,500 owing to him by the Company as part of completing the transaction with Forge as noted in overall performance above. At September 30, 2015 the Company owed Mr. Sinclair $20,487 for loans and consulting, accounting fees and interest on ISA.

  Greg Beniston a former director of the Company was paid or accrued legal fees of $1,344. At September 30, 2015 the Company owed Mr. Beniston $21,328.

  Wendi Rodrigueza a former director of the Company was owed $6,000 for cash advanced to the Company.

  Doug Unwin, former CEO and a former director and a shareholder of the Company was paid or accrued salary of $106,667 during the nine months ended September 30, 2015. During the same period Mr. Unwin forgave $381,500 owing to him by the Company as part of completing the transaction with Forge as noted in overall performance above. At September 30, 2015 the Company owed Mr. Unwin $172,824 for wages, advances to the Company and for interest on ISA.

  During the nine months ended September 30, 2015 the Company issued 1,180,000 units to officers and directors of the Company for debts owed, of which 780,000 units valued at $39,000 to Doug Unwin the Company’s CEO and 400,000 units valued at $20,000 to Derick Sinclair the Company’s CFO. Each unit is comprised of one common share and one share purchase warrant exercisable for one common share at an exercise price of $0.15 until March 20, 2016.

  During the nine months ended September 30, 2015, 150,000 (2014, 525,000) options, vested on grant, to purchase common shares of the Company for 5 years with an exercise price of $0.10 were issued to directors and or officers of the Company.

Subsequent Events

On November 17, 2015 director Neil Cox resigned.

Proposed Transactions

As at the date of this Management Discussion and Analysis there are no transactions currently contemplated by the Issuer.

Financial Instruments and Other Instruments

The Issuer’s financial instruments consist of cash and cash equivalents, amounts receivable, accounts payable and accrued liabilities and amounts due to shareholders. Unless otherwise noted, it is management’s opinion that the Issuer is not exposed to significant interest, currency or credit risks arising from financial instruments. Amounts due to shareholders, irrevocable subscriptions and Class B Series I Preferred Shares are classified as financial liabilities and are carried at amortized cost. The fair value of cash and cash equivalents, amounts receivable and accounts payable and accrued liabilities approximates their carrying value due to their short-term maturity or capacity for prompt liquidation.

Disclosure of Outstanding Share Data

As at September 30, 2015, the Issuer had an unlimited number of authorized common shares with 40,976,825 common shares issued and outstanding.

As at September 30, 2015 the issuer had 2,600,000 (December 31, 2014 – 3,675,000) options outstanding. During the nine months ended September 30, 2015 the Company issued 150,000options to purchase common shares for up to 5 year at an exercise price of $0.10 per common share to certain officers, directors, employees and consultants. The 2,600,000 options entitles the holder to purchase corresponding common shares at exercise prices ranging from $0.10 to $0.25 and expiry dates range from July 3, 2017 to February 2, 2020.

As at September 30, 2015 the Issuer had 15,270,000 warrants and 2,600,000 options outstanding. The following table shows the details for the outstanding warrants and options.

Description of Security (include conversion / exercise terms, including conversion / exercise price)	Number of convertible / exchangeable securities outstanding	Number of listed securities issuable upon conversion / exercise
2013 Unit Warrants 1 whole warrant per unit exercisable at $0.10 up until October 8, 2016	2,250,000	2,250,000
2013 Unit Warrants 1 whole warrant per unit exercisable at $0.10 up until October 18, 2016	2,020,000	2,020,000
2013 Unit Warrants 1 whole warrant per unit exercisable at $0.10 up until November 5, 2016	6,780,000	6,780,000

2014 Unit Warrants 1 whole warrant per unit exercisable at $0.10 up until October 3, 2015	1,520,000	1,520,000
Incentive Warrants 1 whole warrant per unit exercisable at $0.10 up until February 28, 2016	700,000	700,000
Incentive Warrants 1 whole warrant per unit exercisable at $0.15 up until March 20, 2016	2,000,000	2,000,000
Options expiring July 3, 2017, with an exercise price of $0.10	475,000	475,000
Options expiring December 21, 2017 with an exercise price of $0.10	450,000	450,000
Options expiring April 4, 2018 with an exercise price of $0.10	350,000	350,000
Options expiring September 16, 2018 with an exercise price of $0.10	100,000	100,000
Options expiring March 2, 2019 with an exercise price of $0.10	525,000	525,000
Options expiring October 28, 2017 with an exercise price of $0.10	100,000	100,000
Options expiring October 28,2019 with an exercise price of $0.10	200,000	200,000
Options expiring February 2, 2018 with an exercise price of $0.25	250,000	250,000
Options expiring February 12, 2020 with an exercise price of $0.10	150,000	150,000